Contact

www.linkedin.com/in/
megparadise888 (LinkedIn)

Top Skills

Project Management
Food Safety
Customer Service

Certifications

Essentials of Human Resource Management
OSHA 10 hour - general industry
SHRM-CP
Certified Professional - Food Safety (CP-FS)

Meg Paradise

Founder - Umbrella Dry Bar
Raleigh, North Carolina, United States

Summary

In a world that demands meticulous attention to quality, safety, and details, I stand as an experienced project manager. With a strong operations background and a wealth of knowledge in Human Resources, my expertise lies in both food safety and occupational safety. I have dedicated my career to ensuring the well-being of individuals.

Yet, my passion reaches far beyond the realm of regulations and procedures. What truly fuels me is the genuine care and compassion I have for people. I believe in the power of creating spaces that prioritize their well-being, foster genuine connections, and offer a sense of belonging. It is this unwavering dedication to the human experience that propels me to introduce you to Umbrella Dry Bar.

Umbrella is not your ordinary craft cocktail bar and retail bottle shop. It is a sanctuary meticulously designed to serve individuals at every stage of their wellness journey. We recognize that each person's path is unique, and we strive to provide a safe and comfortable space for those seeking social experiences while choosing to remain sober. Whether it is for a brief interlude or an enduring commitment, Umbrella offers a place where individuals can revel in the company of others without compromising their well-being.

Drawing upon my deep-rooted belief in the power of connection, I pour my heart and soul into creating an environment that nurtures your well-being and supports your pursuit of a healthier, more fulfilling life. At Umbrella, we celebrate the diversity of stories, ensuring that everyone feels seen, respected, and valued.

Together, let us embark on a transformative journey. Allow us to weave together the threads of wellness, connection, and vibrant living. Your story matters, and I would be honored to connect with you, hear your experiences, and join you in embracing the profound possibilities that lie ahead.

Experience

Umbrella Dry Bar
Founder
October 2021 - Present (2 years 1 month)
Raleigh, NC

Whole Foods Market
12 years 3 months

Senior Project Manager
July 2020 - April 2023 (2 years 10 months)

Brought large-scale projects to life by leading food safety initiatives. This crucial role supported company goals to serve only the highest quality food.

Team Leader - Food Safety and Incident Management
July 2019 - June 2020 (1 year)

Senior Administrator - Regional Food Safety
January 2019 - July 2019 (7 months)
South Region

Senior Regional Safety Administrator
June 2017 - January 2019 (1 year 8 months)
South Region (NC, SC, GA, TN, AL, MS)

Responsible for strategic planning, directing, and implementing organizational safety programs to ensure a safe, healthy, and accident-free work environment for team members, vendors and customers by performing the following duties personally or by leading the Regional Safety Teams: store safety committees and safety task forces. Responsible for leading teams of a complex nature requiring design and development of concepts new to Whole Foods. Work with Regional and Global partners to develop business strategy and future planning.

Regional Safety Specialist
June 2016 - June 2017 (1 year 1 month)
South Region

Supporting all South region (North and South Carolina, Georgia, Tennessee, Alabama) stores and facilities in managing workers comp liability, reducing incidents, and increasing awareness of occupational safety best practices.
• Reduced claims by 15% through store visits, engagement in Team Leader and mentor meetings

• Increased regional Gleason sweep log completion rates by over 25% with training, communication
• Rolled out programs successfully and built strong relationships with vendors
• Handled global recalls and withdrawals accurately and in a timely fashion
• Hosted informative, robust, content-driven safety calls for store leadership and HR team each fiscal period
• Generated monthly analysis and communication around KPI numbers and participation in Safety Culture is a TEN report; hosted follow up calls for double digit incident rate stores

HR Representative (PBS)
January 2015 - June 2016 (1 year 6 months)
Raleigh and North Raleigh locations

Whole Foods is the leading natural and organics grocery retailer, with 91k+ team members and over 430 stores. After a regional restructuring, I chose to take on the role of dual store payroll and benefits specialist, essentially doubling my previous role at 1 store to 2. Now responsible for 450+ TMs
• As this was a new position without a prior model, I had to creatively manage the new workload. I selected and effectively trained 2 backups to form a supportive HR team
• By making cost saving measures a priority, I had a 100% favorable rate for unemployment claims, reducing liability by over $116k
• Another major focus of mine is Worker's Comp management and return to work program. Often, I strategized with department leaders to bring team members back to work as soon as possible while maintaining physicians' restrictions

Payroll and Benefits Specialist
February 2014 - January 2015 (1 year)
Raleigh - Wade Ave.

This is a store-level position responsible for processing payroll, onboarding new hires, providing benefits administration, managing leaves of absence, policy interpretation, completing investigations, worker's comp, and UI claims management. Approximately 235 team members.
• This was my first fully independent HR role. In this new store, I built many relationships and helped implement a new HRIS: Workday

Customer Service Supervisor; Back-up Payroll and Benefits Specialist
February 2011 - February 2014 (3 years 1 month)
North Raleigh

•Process customer returns and refunds with high level of service

•Mentor and train cashiers and customer service team

•Ensure proper flow of floor is maintained

•Aid customers in locating products, educate on quality standards and usage of products

•Document cash variances and cashier metrics, follow up accordingly

•Create, maintain Communication Book to ensure flow of information on the Front End

•Generate Produce Identification Quiz utilized by South Region

•Aid current PBS in duties

•Maintain confidentiality

RTI International
Admin Support to HR dept.
October 2010 - November 2010 (2 months)

Benefits and Human Resources

Contractor

People, Inc
Administrative Specialist
June 2009 - June 2010 (1 year 1 month)

Administrative Specialist for Senior Living Department at People, Inc

•Researched, updated, organized and formatted a policy and procedure manual

•Assisted intake coordinator

•Answered questions over the phone for potential applicants

•Updated information on department intranet to share with managers

•Became versed in HUD Section 202 PRAC rules and regulations

•Conducted tenant satisfaction survey, aggregated and presented results

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Education

Canisius University
Bachelor of Science - BS, Management · (2005 - 2009)